Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change:	July 19, 2018

Item 3	News Release

July 19, 2018 disseminated through Newsfile Corp. and SEDAR filed .

Item 4	Summary of Material Change

On July 19, 2018 the Company closed its private placement disclosed in News Releases dated June 28, 2018 and July 9, 2018 for gross proceeds of Cdn$5,330,000.

In accordance with the provisions of Subscription Agreements, on July 19, 2018 the Company issued a total of 2,132,000 Units at Cdn$2.50 per Unit, each Unit consisting of one common share (the “Shares”) and one-half (1/2) share purchase warrant, each whole warrant entitling the holder to purchase one (1) additional common share (for a total of up to 1,066,000 Warrant Shares) at Cdn$5.00 per Warrant Share on or before July 18, 2019.

The Shares, together with any Warrant Shares that may be issued on exercise of the Warrants (except for 1,280,000 Units that were issued to consultants, and accordingly are not subject to a hold period), will be subject to a hold period under applicable Canadian securities laws expiring on November 20, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

Item 5.1	Full Description of Material Change

See attached News Release dated July 19, 2018 for full particulars.

Item 5.2	Disclosure for Restructuring Transactions:		N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102: N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 24th day of July, 2018.

Per:	SIGNED: “ Robert Cheney”
Robert Cheney, Chief Executive Officer

July 19, 2018	CSE: CXXI

C21 CLOSES FINANCING FOR $5,330,000 GROSS PROCEEDS

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) announces it has closed the private placement disclosed in News Releases dated June 28, 2018 and July 9, 2018 for gross proceeds of Cdn$5,330,000.

In accordance with the provisions of Subscription Agreements, on July 19, 2018 the Company issued a total of 2,132,000 Units at Cdn$2.50 per Unit, each Unit consisting of one common share (the “Shares”) and one-half (1/2) share purchase warrant, each whole warrant entitling the holder to purchase one (1) additional common share (for a total of up to 1,066,000 Warrant Shares) at Cdn$5.00 per Warrant Share on or before July 18, 2019.

The Shares, together with any Warrant Shares that may be issued on exercise of the Warrants (except for 1,280,000 Units that were issued to consultants, and accordingly are not subject to a hold period), will be subject to a hold period under applicable Canadian securities laws expiring on November 20, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

As previously disclosed, proceeds raised will be used toward expenditures required for new acquisitions currently under negotiation, and for general working capital purposes.

ON BEHALF OF THE BOARD

SIGNED: “Keturah Nathe”

Keturah Nathe, Director
For more information contact:
Keturah Nathe Tel: (604) 336-8613

The CSE has not accepted responsibility for the adequacy or accuracy of this release.